Exhibit 99.57

PRESS RELEASE

For immediate release

NOUVEAU MONDE ANNOUNCES THE ISSUANCE OF
COMMON SHARES IN SETTLEMENT OF INTERESTS OWED TO A BONDHOLDER

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

SAINT-MICHEL-DES-SAINTS, QUEBEC, December 31, 2020 – Nouveau Monde Graphite (“Nouveau Monde” or the “Corporation”) (TSXV: NOU; OTCQX: NMGRF; Frankfurt: NM9) announces the issuance of an aggregate of 766,351 common shares of its share capital (the “Common Shares”) at a price of $1.04 per Common Share, in settlement of interests owed on a secured convertible bond in the principal amount of $15 million issued by the Corporation to Pallinghurst Graphite Limited (“Pallinghurst”) as announced in the press release dated July 15, 2020.

The payment of interest in the form of Common Shares of the Corporation takes place in favor of Pallinghurst, a holder of more than 10% of the securities of the Corporation, which constitutes a “transaction with a related party” within the meaning of Regulation 61-101 on measures to protect minority holders during specific transactions (“Regulation 61-101”) and within the meaning of Policy 5.9 the Stock Exchange - Measures to protect minority holders during specific transactions. However, the directors of the Corporation, who voted, have determined that the exemptions from the official valuation obligation and the approval of minority holders, provided for in sections 5.5 a) and 5.7 1) a) of Regulation 61-101 respectively, may be invoked as neither the fair market value of the shares issued to this insider nor the fair market value of the consideration paid does not exceed 25% of the market capitalization of the Corporation. No director of the Corporation has expressed a contrary opinion or disagreement in connection with the foregoing

The issuance of Common Shares is conditional upon the approval of the TSX Venture Exchange and will be subject to a hold period of 4 months and one day.

A material change report relating to this transaction with a related party will be filed by Nouveau Monde no later than 21 days prior to the date on which the Common Shares are expected to be issued as the conditions in connection with the issuance of the Common Shares were not determined.

About Nouveau Monde

Nouveau Monde will be a key operator in the sustainable energy revolution. The Corporation is developing the only fully-integrated source of green battery anode material in the Western World. Targeting full-scale commercial operations by early 2023, the Corporation will provide advanced carbon-neutral graphite-based material solutions to the growing lithium-ion and fuel cell markets. With low-cost operations and the highest of ESG standards, Nouveau Monde will become a strategic supplier to the World’s leading battery and auto manufacturers, ensuring robust and reliable advanced material, while guaranteeing supply chain traceability.

Media	Investors

Julie Paquet	Christina Lalli
Director, Communications	Director, Investor Relations
450-757-8905 #140	438-399-8665
jpaquet@nouveaumonde.ca	clalli@nouveaumonde.ca

Subscribe to our news feed: http://nouveaumonde.ca/en/support-nmg/

Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to the issuance of Common Shares to Pallinghurst as settlement of debts owed and, generally, the “About Nouveau Monde Graphite” paragraph which essentially describes Nouveau Monde’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Nouveau Monde as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. Nouveau Monde disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding Nouveau Monde is available in the SEDAR database (www.sedar.com) and on Nouveau Monde’s website at: www.NouveauMonde.ca.